Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Meeting of the Board of Directors held on June 10, 2016
2.	Material Notice

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ no 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (04/2016)

Date, Time and Location:

June 10, 2016, at 4:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (“Company”).

Attendance:

(i)	Members of the Board of Directors, duly signed, including those participating by telephone.

Decisions:

1.	As set forth in article 28, letter “p”, item v, of the Company’s Bylaws, the members of the Board of Directors approved the Executive Board’s proposal for the acquisition, either directly or indirectly, of the total of the capital stock of Alesat Combustíveis S.A. by its wholly-owned subsidiary Ipiranga Produtos de Petróleo S.A. (“Acquisition”).

2.	In addition, the Directors approved the guaranty provided by the Company in the context of the Acquisition.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 10, 2016)

3.	Considering the abovementioned resolution, the Directors decided to submit the Acquisition to the approval of the Company’s shareholders, pursuant to article 256, I, of the Brazilian Corporate Law.

4.	The Company’s Executive Officers are hereby authorized to undertake any necessary acts and execute all documents related to the conclusion and implementation of the Acquisition, as well as undertake other acts or execute other documents deemed necessary for the purposes set forth herein.

Observation: The deliberations were approved, with no amendments or qualifications, by all the members of the Board of Directors present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all members of the Board present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MATERIAL NOTICE

ULTRAPAR, THROUGH ITS SUBSIDIARY IPIRANGA, ENTERS INTO AN AGREEMENT TO ACQUIRE ALESAT COMBUSTÍVEIS S.A.

São Paulo, Brazil, June 12, 2016 – Ultrapar Participações S.A. (“Ultrapar”) hereby announces that its subsidiary Ipiranga Produtos de Petróleo S.A. signed today a sale and purchase agreement for the acquisition of 100% of Alesat Combustíveis S.A. and the assets integrating its operations (“ALE”), under which Ultrapar is a guarantor.

Structure of the transaction

The total value of the acquisition is R$ 2,168 million. The amount to be paid to the sellers will be deducted of ALE’s net debt as of December 31, 2015 and is subject to working capital and net debt adjustments as of the closing date of the transaction. The parties also agreed to maintain an escrow account in order to pay for possible adjustments related to liabilities or contingencies whose triggering event occurred prior to the closing of the transaction.

The completion of the acquisition is subject to certain customary conditions precedent for this type of transaction, among which the approval by the Brazilian Antitrust Authority (“Conselho Administrativo de Defesa Econômica” – CADE), and the approval by Ultrapar’s shareholders meeting, in accordance with article 256 of the Brazilian Corporate Law, that shall be called in due course. It is worth mentioning that, even if paragraph 2 of article 256 of Brazilian Corporate Law is applicable, our shareholders will not be entitled with withdrawal rights, once Ultrapar’s shares have market liquidity and dispersion.

ALE

ALE is a fuel distributor with 20 years of history, resulting from the merger between ALE Combustíveis and Satélite Distribuidora de Petróleo. ALE markets fuels in Brazil through a network of approximately 2 thousand service stations and 260 convenience stores, supported by a logistics infrastructure with 10 logistics facilities. In 2015, ALE sold 4.3 million cubic meters of diesel, gasoline, ethanol and natural gas for vehicles, and reported net revenues of R$ 11.4 billion and EBITDA of R$ 275 million. ALE’s net debt as of December 31, 2015 was R$ 737 million.

Acquisition rationale

Ipiranga has a network of 7,241 service stations throughout Brazil, aimed to provide a complete experience to its customers, from fuel and lubricants to the most innovative and daily-use products. Its network comprises 1,919 am/pm stores, of which 537 include bakeries, and 1,473 Jet Oil units (lubes change and car specialized services). Through its differentiation strategy, based on the offer of diversified products and services, Ipiranga has the largest loyalty program of Brazil, “Km de Vantagens”, with over 21 million participants. Having developed a wide business structure and a well-established service and convenience background in the service station, Ipiranga moves more decidedly towards the “Posto Completo Digital”(Complete and digital service station) concept, materialized by digital platforms of e-commerce and the applications connecting the customer to Ipiranga’s service station network, such as the smartphone app “Abastece Aí”, a pioneer initiative that promotes a new refueling experience, offering further practicality to the consumer.

ALE’s network is geographically complementary to Ipiranga’s, especially in the Northeast region, where Ipiranga has lower market share and has focused its investments.

Ipiranga plans to extend its differentiation strategy to ALE’s network, strengthening the company and the relationship with resellers by its investment capacity. The combination of the two companies also provides improved efficiency and competitiveness, resulting in benefits to consumers, resellers and to the society as a whole.

Additional information

More information on ALE is available on Ultrapar’s website (www.ultra.com.br).

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors held on June 10, 2016 and Material Notice)